SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

INVIVO THERAPEUTICS HOLDINGS CORP.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75026A109
(CUSIP Number)

Francis M. Reynolds InVivo Therapeutics Holdings Corp. One Broadway, 14th Floor Cambridge, Ma 02142 617-583-1315
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 46186M 100	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Francis M. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,932,584 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
15,932,584 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,932,584 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9% (1) (based on 49,161,268 shares of common stock outstanding as of October 26, 2010)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes option to purchase 784,924 shares, which vests as follows: 25% on each of 12/12/2010, 12/12/2011, 12/12/2012 and 12/12/2013.

CUSIP No.: 46186M 100	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

This Schedule 13D is filed by Francis M. Reynolds (the “Reporting Person”), with respect to the Common Stock, par value $.00001 per share (the "Common Stock"), of InVivo Therapeutics Holdings Corp, a Nevada corporation (the "Company"). The address of the Company’s principal executive offices is One Broadway, 14th Floor, Cambridge, Ma. 02142.

Item 2. Identity and Background

The Reporting Person’s name is Francis M. Reynolds, and his principal business address is One Broadway, 14th Floor, Cambridge, Ma. 02142. The Reporting Person’s principal occupation is Chief Executive Officer and Chairman of the Company.  The Reporting Person is also a director of the Company.

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 15,147,660 shares of Common Stock from the Company in exchange for 1,100,000 shares of common stock, $.001 par value, of InVivo Therapeutics Corporation, a Delaware corporation (“InVivo Delaware”) in connection with the Company’s acquisition of InVivo Delaware on October 26, 2010.

Of the shares of Common Stock that are deemed to be beneficially owned by the Reporting Person as of the date of this statement, options to purchase an aggregate of 57,000 shares of Common stock were granted under InVivo Delaware’s 2007 Employee, Consultant and Director Stock Plan (the “2007 Plan”).  These options were assumed by the Company in connection with its acquisition of InVivo Delaware.  The Company issued options to purchase an aggregate of 784,924 shares of its Common Stock in exchange for the InVivo Delaware options.  Payment of the option price for options granted under the 2007 Plan may be by (i) cash or, subject to limitations imposed by applicable law, and at the discretion of the committee administering the 2007 Plan, (ii) through delivery of shares of Common Stock having a fair market value equal as of the date of the exercise to the cash exercise price of the option, (iii) by delivery of the Reporting Person’s personal note, (iv) in accordance with a cashless exercise program established with a securities brokerage firm, or (v) by any combination of (i), (ii), (iii) and (iv) above..  The Reporting Person must pay the option price (and any withholding tax due) at the time of exercise.

 Item 4. Purpose of Transaction

The Reporting Person acquired the securities of the Company for investment purposes and pursuant to compensatory awards, the purpose of which compensatory awards was for his retention as the Chief Executive Officer of the Company, and to align his interests with those of the Company’s stockholders.

The Reporting Person holds options to purchase an aggregate of 784,924 shares of Common Stock, all of which were granted pursuant to the 2007.  No further options will be granted under the 2007 Plan.  The Company has adopted its 2010 Equity Incentive Plan (the “2010 Plan”).  The Company may in the future grant options, restricted stock or other equity awards to the Reporting Person under its 2010 Plan.

CUSIP No.: 46186M 100	13D	Page 4 of 4 Pages

The Reporting Person has no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Person is the beneficial owner of 15,932,584 shares of Common Stock, which includes unvested options to purchase 784,924 shares of Common Stock.  These options vest as follows: 25% on each of December 12, 2010, December 12, 2011, December 12, 2012 and December 12, 2013.  The Reporting Person is the beneficial owner of 31.9% of the Company’s Common Stock. The percentage of beneficial ownership is based upon 15,932,584 shares of Common Stock (which is based upon 49,161,268 shares of Common Stock issued and outstanding as of October 26 , 2010, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2010, and 784,924 shares of Common Stock that would be issued to the Reporting Person upon the exercise of all options held by the Reporting Person at such time as the options become exercisable).

Except as described above, the Reporting Person has not engaged in any transaction involving any of the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for options that may be granted to the Reporting Person under the 2010 Plan as described in Item 4 above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 1, 2010

          /s/  Francis M. Reynolds
Francis M. Reynolds